Exhibit 12.1

COMPUTATION OF CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

AND CONSOLIDATED RATIO OF COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

MAINSOURCE FINANCIAL GROUP, INC.

The following table presents the calculation of the earnings to fixed charges:

	For the Nine Months Ended September 30,	For the Years Ended December 31,
	2008	2007	2006	2005	2004	2003
		(Dollars in Thousands)
Income Before Taxes	$22,747	$28,758	$29,846	$21,364	$23,066	$21,902

Fixed Charges including deposit interest
Interest Expense — Non-deposit	11,149	16,757	13,181	6,728	5,473	4,745
Interest Expense — Deposits	32,519	53,673	39,282	20,099	16,366	18,628
1/3 of Rental Expense	85	257	226	138	85	76
	43,753	70,687	52,689	26,965	21,924	23,449

Fixed Charges excluding deposit interest
Interest Expense — Non-deposit	11,149	16,757	13,181	6,728	5,473	4,745
1/3 of Rental Expense	85	257	226	138	85	76
	11,234	17,014	13,407	6,866	5,558	4,821

Preferred stock dividends (pre-tax)	3,288	4,385	4,385	4,385	4,385	4,385

For purposes of calculating the ratio of earnings to fixed charges, fixed charges are the sum of:

•	interest cost, including interest on deposits; and

•	that portion of rent expense estimated to be representative of the interest factor.